Summit Midstream Partners, LP

1790 Hughes Landing Blvd, Suite 500

The Woodlands, Texas 77380

December 22, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	William H. Thompson, Branch Chief
Office of Consumer Products

Re:	Summit Midstream Partners, LP
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 27, 2017
File No. 1-35666

Ladies and Gentlemen:

Set forth below are the responses of Summit Midstream Partners, LP, a Delaware limited partnership (hereafter “we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 13, 2017 (the “Comment Letter”), regarding the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed via EDGAR on February 27, 2017. The Partnership submits this letter in response to the Comment Letter, which relates to the Partnership’s accounting treatment in respect of its March 3, 2016 acquisition of substantially all of (i) the issued and outstanding membership interests in Summit Utica, Meadowlark Midstream and Tioga Midstream and (ii) SMP Holdings’ 40% ownership interest in Ohio Gathering from SMP Holdings (the “2016 Drop Down”). For ease of reference, the text of the Staff’s comment is reproduced in bold-face type below, followed by the Partnership’s response.

Note 2. Summary of Significant Accounting Policies, page 91

Deferred Purchase Price Obligation, page 92

1.    Please tell us the basis in GAAP for your accounting for post-closing date revisions to the deferred purchase price obligation. Please be sure to address why the revisions are recorded through income, considering the common control aspect of the drop down transactions. Also tell us any alternative accounting treatments that were considered but rejected and why.

Response: In evaluating the appropriate accounting treatment for the Deferred Purchase Price Obligation (“DPPO”), we first considered the fact that the 2016 Drop Down transaction was a transaction between entities under common control. As such, the Partnership recorded the 2016 Drop Down assets on its financial statements at the carrying value reflected on the transferring entity’s (i.e., Summit Midstream Partners Holdings, LLC) financial statements as of the closing date in accordance with ASC 805-50-30-5.

The DPPO is best considered “contingent consideration” that is a portion of the total consideration paid for the 2016 Drop Down. However, ASC 805-50 does not specifically address accounting for contingent consideration in a common control transaction. In the absence of guidance on how to account for contingent consideration in common control transactions, we analogized our situation to the business combinations guidance provided in ASC 805-10, as the 2016 Drop Down involved an initial payment of cash (plus the DPPO) in exchange for a business.

We also considered whether the DPPO should be characterized as equity or a liability on the Partnership’s financial statements. The DPPO can be paid in cash, common units or a combination thereof at the discretion of the Partnership’s Board of Directors. Because the qualifying contingencies within the DPPO (e.g. Business Adjusted EBITDA, as defined in the contribution agreement) ultimately determine the number of shares issued to settle the DPPO (and the outcome is not binary), the settlement of the DPPO arrangement does not meet the “fixed-for-fixed” criteria in ASC 815 for indexing the underlying obligation to the acquiring entity’s stock. As a result, we determined the DPPO should be recorded as a liability on the Partnership’s financial statements.

Based on our analogy to contingent consideration in a business combination, we considered the following guidance in ASC 805-30-35-1 to determine how to account for post-closing date revisions to the DPPO:

Some changes in the fair value of contingent consideration that the acquirer recognizes after the acquisition date may be the result of additional information about facts and circumstances that existed at the acquisition date that the acquirer obtained after that date. Such changes are measurement period adjustments in accordance with paragraphs 805-10-25-13 through 25-18 and Section 805-10-30. However, changes resulting from events after the acquisition date, such as meeting an earnings target, reaching a specified share price, or reaching a milestone on a research and development project, are not measurement period adjustments. The acquirer shall account for changes in the fair value of contingent consideration that are not measurement period adjustments as follows:

a.	Contingent consideration classified as equity shall not be remeasured and its subsequent settlement shall be accounted for within equity.

b.	Contingent consideration classified as an asset or a liability shall be remeasured to fair value at each reporting date until the contingency is resolved. The changes in fair value shall be recognized in earnings unless the arrangement is a hedging instrument for which Topic 815 requires the changes to be initially recognized in other comprehensive income.

The changes impacting the expected fair value of the DPPO include adjustments resulting from events after the closing date (e.g., actual recognized Business Adjusted EBITDA for the interim periods following the closing date and changes to projected Business Adjusted EBITDA associated with the 2016 Drop Down assets), as well as adjustments to the fair value of the liability due to the passage of time. Therefore, in accordance with subsection (b) above, and because the DPPO is not a “hedging instrument” to which Topic 815 applies, we determined that post-closing date revisions to the DPPO would be recognized in earnings.

We hereby acknowledge the Staff’s closing comments to the Comment Letter and hereby undertake to comply with the Staff’s requests. Please feel free to direct any questions or comments regarding the foregoing to me at (214) 462-7705.

Very truly yours,

SUMMIT MIDSTREAM PARTNERS, LP

By:	Summit Midstream Partners GP, LLC,
its General Partner

By:	/s/ Brock M. Degeyter
Brock M. Degeyter
Executive Vice President, General Counsel and Chief Compliance Officer

cc:	Dion McDonald, Deloitte & Touche LLP